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                                                                    EXHIBIT 99.1

                                 [ALTAREX LOGO]

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CONTACTS:
Sondra Henrichon                 Wayne Hendry                  Ezio Moalli, Ph.D.
Director, Investor Relations     Investor Relations            Chief Financial Officer
AltaRex Corp.                    The Equicom Group, Inc.       Dompe Farmaceutici S.p.A.
Waltham, MA  USA                 Toronto, ON Canada            Milano, Italy
(781) 672-0138 ext. 5110         (416) 815-0700 ext. 238       +39 (02) 5838 3244
shenrichon@altarex.com           whendry@equicomgroup.com      moalli@dompe.it
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FOR IMMEDIATE RELEASE

            ALTAREX AND DOMPE FARMACEUTICI CLOSE ON PRIVATE PLACEMENT
                  - NET PROCEEDS TO ALTAREX OF C$7.75 MILLION -

WALTHAM, MA, DECEMBER 22, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF) and Dompe Farmaceutici S.p.A. (Dompe) announced today the closing of Dompe's private placement purchase of 3,522,727 AltaRex Common Shares at C$2.20 per share for net proceeds to the AltaRex of C$7.75 million. The shares are subject to a 180-day lock-up period. As a result of this purchase, Dompe will own approximately 16% of the outstanding Common Shares of the Company. Proceeds from this and other contemplated equity transactions will be used to advance development of the Company's lead products, OvaRex(R) and BrevaRex(R) MAbs.

"Dompe is an important and valued partner as we proceed to a regulatory filing of our ovarian cancer drug, OvaRex(R) MAb, both in the United States and Europe," said Richard E. Bagley, President and CEO of AltaRex Corp. "This investment reflects the confidence that Dompe has in OvaRex(R) MAb and our overall strategy. We believe this collaboration will help realize the full potential of OvaRex(R) MAb upon commercialization."

Under the terms of the Memorandum of Understanding dated November 15, 2000, Dompe and AltaRex have formed a strategic alliance for the commercialization of AltaRex's lead product OvaRex(R) MAb in Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries. The Memorandum of Understanding also provides Dompe with the right of first offer in these territories for additional cancer antibodies being developed by AltaRex. Dompe also has the option to purchase an additional US$5 million in equity in a private placement concurrent with a future public offering of AltaRex Common Shares in the United States.

About Dompe Farmaceutici S.p.A.
Based in Milan, Italy, Dompe is one of Europe's most integrated and innovative pharmaceutical and biotech companies. Traditionally established in the areas of respiratory, anti-inflammatory and osteo-articular pharmaceuticals, Dompe has since expanded its reach into biotechnology.


                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451
                       TEL. 781.672.0138 FAX. 781.672.0142

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                                 [ALTAREX LOGO]

About Dompe Biotec
Dompe Biotec is a joint venture between Dompe Farmaceutici and Amgen. Dompe Biotec is the leading biotechnology company in Italy focused on marketing biotechnological drugs of high added value within specialized areas of medicine. Dompe Biotec gained access to three early products of biotechnology by allying with the large multinational firms that held European rights to them. Dompe Biotec has since made a point of directly pursuing North American biotech companies with innovative treatments for specific medical conditions. Dompe Biotec has established successful partnerships with global biotechnology companies such as Biogen, Genzyme and Pathogenesis, and more recently, Hemosol.

About AltaRex
AltaRex Corp. is focused exclusively on the research, development and commercialization of antibody-based immunotherapeutic products to prolong life and reduce the suffering associated with late-stage cancers. Data from clinical studies suggest that through multiple mechanisms, AltaRex's proprietary technology enhances the ability of the human immune system to produce an anti-tumor response. The Company has five antibody-based products in various stages of development. Its most advanced product is OvaRex(R) MAb, in late-stage clinical development for the treatment of ovarian cancer.

Additional information about AltaRex research and development, news and events can be found on its web site at www.altarex.com. Clinical information can also be found at www.centerwatch.com. Additional information about ovarian cancer can be found at www.nci.nih.gov, www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, such as the results described above which may not be indicative of results that will be obtained in ongoing or future clinical trials, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

        THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE
                         INFORMATION CONTAINED HEREIN.

                                       ###


                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451
                       TEL. 781.672.0138 FAX. 781.672.0142